OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 3

IMPAC MORTGAGE HOLDINGS, INC.
Name of Issuer

common stock
Title of Class of Securities

45254P102
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
Name, address and telephone number of person authorized to receive notices and communications.

October 14, 2008
Date of event which requires filing of this statement.

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting		3,735,670
Beneficially
Owned By Each	8	Shared Voting		2,104,285
Reporting Person
With			9	Sole Dispositive	3,735,670

			10	Shared Dispositive	2,104,285

11	Aggregate Amount Beneficially owned	4,353,290

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  5.72 %

14	Type of Reporting Person			IN

















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,400

11	Aggregate Amount Beneficially owned	2,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,020,385
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,020,385

11	Aggregate Amount Beneficially owned	   545,720

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.71    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				AF

5	Check if Disclosure


6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,474,665
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,474,665

11	Aggregate Amount Beneficially owned	1,474,665

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.94    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,000

11	Aggregate Amount Beneficially owned	12,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				OO

5	Check if Disclosure


6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,000

11	Aggregate Amount Beneficially owned	12,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.02    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		44,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	44,500

11	Aggregate Amount Beneficially owned	44,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.06 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				00

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned	25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03 %

14	Type of Reporting Person			00

















This is the third amendment to Schedule 13D for IMPAC
Mortgage Holdings, Inc.




Item	2.	Identity and Background

Mr. Amster on 12/26/06 and 01/02/07 gifted
18,900 shares to various individuals. Mr. Amster disclaims ownership, shared voting, dispositive, pecuniary interest in the shares gifted. Those individuals are not part of this member group and do not have any ownership, shared voting, dispositive, pecuniary interest in Mr. Amster's holdings.

Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts received 5,900 payment in kind shares (PIK), bought 531,300 common shares, gifted 18,900, sold
1,296,580 common shares. The purchases were with personal funds without borrowing. The total consideration for the purchases and PIK reported on this amendment is $ 3,852,802.88 bringing
Howard Amster's total investment to $ 52,785,579.81.

Amster Limited Partnership purchased 2,400 common commons shares with working capital without borrowing.
The total consideration for this purchase is $ 21,285.50

Amster Trading Company purchased an additional
87,200 common shares, received a PIK distribution of 244,335 common shares. The purchases were with working capital without borrowing. The total consideration for the purchases and PIK reported on this amendment is $ 737,901.00 bringing Amster Trading
Company's total investment to $ 2,416,582.54.

Amster Trading Company Charitable Remainder Unitrusts distributed as payment in kind (PIK) 244,335 common shares, purchased an additional 525,000 common shares with trust assets without borrowing. The total consideration for the purchase reported on this amendment is $ 1,659,797.30 bringing Amster Trading Company Remainder Unitrusts total investment to $ 14,961,884.77.

Pleasant Lake Apts. Corp purchased an additional 9,500 common shares with working capital without borrowing.
The total consideration for this purchase is $ 29,104.50 bringing Pleasant Lake Apts. Corp. total investment to $ 131,602.00.


Item	4.	Purpose of Transaction



Howard Amster
Amster Limited Partnership
Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts
Samuel J Heller
Samuel J. Heller Irrevocable Trust
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership

acquired their shares for purposes of
investment and may deemed to be a group.


There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;












Item	5.	Interest in Securities of the Issuer

Issuer's Form 10-Q/A Amendment No. 1 for fiscal year ending June 30, 2008 references 76,096,392 shares of common stock outstanding as of September 12, 2008.

(a)(b)	The aggregate amount owned by this Reporting Group is
5,814,955 shares or 7.64 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 3,735,670 shares or 4.91 % of the common outstanding shares.

Amster Limited Partnership owns 2,400 shares or
0.00 % of the common outstanding shares.

Amster Trading Company owns 545,720 shares or
0.71 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 1,474,665 shares or 1.94 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 12,000 shares or 0.02 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Corporation owns 19,500 common
shares or   0.03  % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 25,000 common shares or 0.03 % of the common outstanding shares.

















c)	Description of Transactions

Executed on listed stock exchange, over the counter as open market transactions with JP Morgan Clearing Corp formerly Bear,Stearns or on Midwest Stock Exchange with Cheevers where shown. Included in table are PIK and gift distributions.




Identity		Date		Shares	Price

Buys

Howard Amster	01/23/07        150,000		8.5514
and his 		02/05/07	46,400		8.5162
Individual		02/12/07	46,900		7.8212
Retirement Accounts	02/14/07	34,000		8.3683
			02/15/07	61,200		8.266
			02/23/07	  5,100		6.9235
			02/23/07	59,400		7.3621
			03/28/07	23,400		4.4677
			03/28/07	     100		4.45
			03/28/07	20,000		4.4942
			03/28/07	  4,000		4.4985
			03/28/07	10,000		4.88
			03/29/07	12,500		4.377
			03/29/07	20,000		4.4841
			03/29/07	10,000		4.5008
			07/27/07	28,300		3.06	MDW
	12/20/07	  5,900		  .70	PIK Distribution

Amster Limited	12/28/06	  2,400		  8.85
Partnership

Amster Trading	07/27/07	87,200		3.06	MDW
Company		12/20/07        244,335		  .70	PIK





Amster Trading	02/14/07	36,000		8.3683
Company Charitable	07/30/07        180,000		2.97	MDW
Remainder Unitrusts	07/30/07        100,000		2.90	MDW
		07/31/07        150,000		2.56	MDW
		07/31/07	59,000		2.53	MDW

Pleasant Lake Apts.	07/27/07	  9,500		3.06	MDW
Corporation

Ramat Securities 	12/05/06	  3,000		9.628
Ltd.			12/07/06	  3,000		9.48
			12/18/06	  7,800		9.20487
			02/13/07	76,400		8.12181
			02/14/07	42,000		8.30661
			08/03/07	  3,000		1.66

Toval Financial, Inc.	02/15/07	  3,500		8.26


Tova Financial, Inc.	02/05/07	    123		8.47
Charitable 		02/23/07	 2,600		7.3621
Remainder Unitrust

Sells

Howard Amster	12/26/06	15,000			Gifted
			01/02/07	  3,900			Gifted
			08/03/07        134,800		1.6687
			08/06/07	19,410		1.4581
			08/07/07	94,700		1.3075
			08/08/07	39,800		1.7463
			08/09/07	  8,800		1.5901
			08/10/07        208,100		1.6872
			08/13/07	81,970		1.6337
			08/14/07	59,500		1.4065
			08/17/07	  9,700		1.7658
			08/21/07	30,700		1.6285
			08/22/07	74,200		1.6875
			10/11/07	48,000		1.579
			10/12/07	50,000		1.5531
			10/15/07	26,000		1.4596
			10/16/07	67,000		1.4066
			02/01/08	28,400		1.7328
			02/04/08	27,000		1.8715
			09/26/08	57,500		  .3596
			10/01/08	20,000		  .3023
			10/03/08	40,000		   .3526
			10/06/08	36,000		   .2592
			10/07/08	22,000		   .2654
			10/08/08	10,000		   .2413
			10/10/08	  9,400		   .1734
			10/14/08	36,900		   .2112
			10/15/08	11,800		   .2034
			10/16/08	44,900		   .1854

Howard Amster	12/20/07	  5,900		   .70	PIK Distribution
2005 Charitable
Remainder Unitrust

Amster Trading	12/20/07        244,335		  .70	PIK
Company Charitable
Remainder Unitrusts

Let's Get Organized	03/06/07	     700		1.4581

Ramat Securities 	02/28/07	  5,000		6.58
Ltd.			02/28/07	40,000		6.554
			03/28/07	60,000		4.46186
			03/29/07	40,300		4.42513
			07/27/07        125,000		3.06	MDW
			07/30/07        100,000		2.90	MDW
			07/30/07        180,000		2.97	MDW
			07/31/07        	59,000		2.53	MDW
			07/31/07        150,000		2.56	MDW
			08/03/07	  3,000		1.66266

Toval Financial, Inc.	08/06/07	22,400		1.4581

Tova Financial, Inc.	08/07/07	  9,753		1.4581
Charitable
Remainder Unitrust

ZAK Group LLC	08/07/07	  6,300		1.4581

David Zlatin		08/07/07	  7,965		1.4581
in his various
individual and
retirement accounts

David Zlatin and	08/07/07	  8,000		1.4581
Gilda Zlatin JTWROS



Gilda Zlatin		08/07/07	2,322		1.4581
in her individual
retirement accounts



e)
	These former members sold all their IMPAC
	Mortgage Holdings, Inc. common shares and are not part of this member group.

	Howard Amster 2005 CRUT
	Tova Financial, Inc.
	Tova Financial, Inc. CRUT
	Let's Get Organized, Inc.
	Ramat Securities, Ltd.
	ZAK Group, Ltd.
	David Zlatin
	David Zlatin and Gilda Zlatin
	Gilda Zlatin

	They disclaim ownership, shared voting, dispositive, pecuniary interest in any IMPAC Mortgage Holdings, Inc. common shares owned by the current filers.


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		10/17/08


/s/
Howard Amster



/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner




/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee



/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner